EXHIBIT (m)(1)

EATON VANCE SERIES TRUST II CLASS A DISTRIBUTION PLAN

WHEREAS, Eaton Vance Series Trust II (the “Trust”) engages in business as an open-end management investment company with multiple series (each with multiple classes), and is registered as such under the Investment Company Act of 1940, as amended (the “Act”);

WHEREAS, the Trust, on behalf of each of its series listed on Schedule A (a “Fund”), adopted an Amended and Restated Service Plan dated November 17, 2003, consistent with the requirements of Rule 12b-1 under the Act, with respect to each Fund’s Class A shares pursuant to which each Fund pays service fees out of Class A assets as contemplated in subsections (b) and (d) of Rule 2830 of the Conduct Rules of the National Association of Securities Dealers, Inc. (the “NASD Rules”) (the “Existing Plan”);

     WHEREAS, the Existing Plan contains such provisions as are necessary to comply with, and has been adopted and annually approved in a manner that satisfies the requirements of, Rule 12b-1 under the Act;

     WHEREAS, the Trust on behalf of each Fund desires to revise the Existing Plan to clarify that each Fund may use the fees payable under the Plan to (i) finance activities which are primarily intended to result in the distribution and sales of Class A shares and to make payments in connection with the distribution of such shares and (ii) pay service fees out of Class A assets as contemplated in subsections (b) and (d) of Rule 2830 of the NASD Rules;

WHEREAS, the Trust on behalf of each Fund desires to give effect to the foregoing clarification by adopting the amendments to this Existing Plan (as so amended, the “Plan”) and, in accordance therewith, to hereafter refer to the Plan as a Distribution Plan;

WHEREAS, the Trust employs Eaton Vance Distributors, Inc. to act as Principal Underwriter (as defined in the Act) of Class A shares of each Fund, and the Principal Underwriter has entered into selling agreements with financial intermediaries and other third parties (“Authorized Firms”) to distribute Fund shares; and

WHEREAS, the Trustees of the Trust have determined that there is a reasonable likelihood that the proposed revisions to this Plan will benefit the Trust, each Fund listed on Schedule A and the holders of Class A shares of each such Fund.

NOW, THEREFORE, the Trust hereby adopts the Plan on behalf of each Fund with Class A shares in accordance with Rule 12b-1 under the Act and containing the following terms and conditions:

1. The Fund shall pay to the Principal Underwriter a monthly distribution and service fee in an amount that shall not exceed 0.25% of the Fund’s average daily Class A net assets for any fiscal year. All fees payable under the Plan are being paid in consideration for (i) the distribution services and facilities to be furnished to the Fund by the Principal Underwriter and (ii) in consideration of any personal and/or account maintenance services to be furnished by the Principal Underwriter. The Principal Underwriter may use the payments received pursuant to this Paragraph to compensate Authorized Firms to encourage the distribution of Class A shares as it considers appropriate, and to make service fee payments to Authorized Firms in connection with the provision of personal services and/or the maintenance of shareholder accounts.

2. Appropriate adjustment of payments made pursuant to Section 1 of this Plan shall be made whenever necessary to ensure that no such payment shall cause Class A to exceed the applicable maximum cap imposed on sales charges by subsection (d) of Rule 2830 of the NASD Rules.

3. This Plan shall not take effect until after it has been approved by both a majority of (i) those Trustees of the Trust who are not “interested persons” of the Trust (as defined in the Act) and have no direct or indirect financial interest in the operations of this Plan or any agreements related to it (the “Rule 12b-1 Trustees”), and (ii) all of the Trustees then in office, cast in person at a meeting (or meetings) called for the purpose of voting on this Plan.

4. Any agreements between the Trust on behalf of the Fund and any person relating to this Plan shall be in writing and shall not take effect until approved in the manner provided for Trustee approval of this Plan in Section 3.

5. This Plan shall continue in effect with respect to each Class A for so long as such continuance is specifically approved at least annually in the manner provided for Trustee approval of this Plan in Section 3.

6. The persons authorized to direct the disposition of monies paid or payable by the Trust pursuant to this Plan or any related agreement shall be the President or any Vice President or the Treasurer of the Trust. Such persons shall provide to the Trustees of the Trust and the Trustees shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

7. This Plan may be terminated as to any Fund with respect to its Class A shares at any time by vote of a majority of the Rule 12b-1 Trustees, or by vote of a majority of the outstanding Class A voting securities of the Fund.

8. This Plan may not be amended to increase materially the payments to be made by the Class A shares of the Fund as provided in Section 1 unless such amendment, if required by law, is approved by a vote of at least a majority of the Class A outstanding voting securities of the Fund. In addition, all material amendments to this Plan shall be approved in the manner provided for in Section 3. Additional series of the Trust which are to become a Fund hereunder will become subject to this Plan and governed hereby upon approval by the Trustees of the Trust and amendment of Schedule A.

9. While this Plan is in effect, the selection and nomination of the Rule 12b-1 Trustees shall be committed to the discretion of the Rule 12b-1 Trustees.

10. The Trust shall preserve copies of this Plan and any related agreements made by the Trust and all reports made pursuant to Section 6, for a period of not less than six years from the date of this Plan, the first two years in an easily accessible place.

11. Consistent with the limitation of shareholder, officer and Trustee liability as set forth in the Trust’s Declaration of Trust, any obligations assumed by the Class A shares of a Fund pursuant to this Plan shall be limited in all cases to the assets of such Class A shares and no person shall seek satisfaction thereof from the shareholders of the Fund or officers or Trustees of the Trust or any other class or series of the Trust.

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12. When used in this Plan, the term “service fees” shall have the same meaning as such term has in subsections (b) and (d) of Rule 2830 of the NASD Rules. When used in this Plan, the term “vote of a majority of the outstanding Class A voting Securities of the Fund” shall mean the vote of the lesser of (a) 67 per centum or more of the Class A shares of the Fund present or represented by proxy at the meeting if the holders of more than 50 per centum of the outstanding Class A shares of the Fund are present or represented by proxy at the meeting, or (b) more than 50 per centum of the outstanding Class A shares of the Fund.

13. If any provision of this Plan shall be held or made invalid by a court decision, statute, rule or regulation of the Securities and Exchange Commission or otherwise, the remainder of this Plan shall not be affected thereby.

14. This Plan shall be effective with respect to a specific Fund on the date that Fund begins offering its Class A shares. As of such effective date, this Plan shall amend, replace and be substituted for any service plan previously applicable to the Class A assets of such Fund.

Adopted November 17, 2003 and amended April 24, 2006

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SCHEDULE A

EATON VANCE SERIES TRUST II CLASS A DISTRIBUTION PLAN

Name of Fund	Adoption Date
Eaton Vance Income Fund of Boston	November 17, 2003

A-1